Snow Lake and Global Uranium and Enrichment Limited

Successfully Close the Acquisition of the Pine Ridge Uranium Project

Winnipeg, Manitoba, Canada, April 28, 2025 - Snow Lake Resources Ltd., d/b/a Snow Lake Energy (Nasdaq: LITM) ("Snow Lake"), a uranium exploration and development company, announces that Snow Lake and Global Uranium and Enrichment Limited ("GUE") have successfully completed their joint acquisition of the Pine Ridge Uranium Project ("Pine Ridge") in Wyoming's Powder River Basin.

Highlights

  Successful completion of the acquisition of the Pine Ridge

  Snow Lake and GUE are 50 / 50 joint venture partners in Pine Ridge

  Pine Ridge is uranium project of potential significant scale with a large JORC 2012 exploration target1, located in Wyoming's Powder River Basin, the premier U.S. uranium mining region

  Snow Lake is now also a cornerstone 19.9% shareholder in GUE

  Frank Wheatley, Snow Lake's CEO, has joined the Board of Directors of GUE

  Preparations for the 2025 drilling program at Pine Ridge are well advanced, with further updates on exploration plans and timelines expected in the coming weeks

CEO Remarks

"We are extremely pleased to have completed the acquisition of Pine Ridge in joint venture with Global Uranium and Enrichment Limited," said Frank Wheatley, CEO of Snow Lake. "Preparations for the significant 2025 drill program at Pine Ridge are advancing quickly, and we look forward to working with GUE to begin work on Pine Ridge as soon as possible."

About Snow Lake Resources Ltd.

Snow Lake Resources Ltd., d/b/a Snow Lake Energy, is a Canadian mineral exploration company listed on Nasdaq:LITM, with a global portfolio of clean energy mineral projects comprised of two uranium projects and two hard rock lithium projects.  The Engo Valley Uranium Project is an exploration stage project located in the Skeleton Coast of Namibia, and the Black Lake Uranium Project is an exploration stage project located in the Athabasca Basin, Saskatchewan.  The Shatford Lake Project is an exploration stage project located adjacent to the Tanco lithium, cesium and tantalum mine in Southern Manitoba, and the Snow Lake Lithium™ Project is an exploration stage project located in the Snow Lake region of Northern Manitoba.  Learn more at www.snowlakeenergy.com.

1 The Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves ("the JORC Code") 2012 edition.  https://globaluranium.com.au

Forward-Looking Statements: This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the "safe harbor" provisions under the Private Securities Litigation Reform Act of 1995 that are subject to substantial risks and uncertainties.  All statements, other than statements of historical fact, contained in this press release are forward-looking statements, including without limitation statements with regard to Snow Lake Resources Ltd.. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us.  Forward-Looking statements contained in this press release may be identified by the use of words such as "anticipate," "believe," "contemplate," "could," "estimate," "expect," "intend," "seek," "may," "might," "plan," "potential," "predict," "project," "target," "aim," "should," "will," "would," or the negative of these words or other similar expressions, although not all forward-looking statements contain these words.  Forward-Looking statements are based on Snow Lake Resources Ltd.'s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict.  Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. Some of these risks and uncertainties are described more fully in the section titled "Risk Factors" in our registration statements and annual reports filed with the Securities and Exchange Commission.  Forward-Looking statements contained in this announcement are made as of this date, and Snow Lake Resources Ltd. undertakes no duty to update such information except as required under applicable law.

Contact and Information Frank Wheatley, CEO	Investor Relations Investors: ir@snowlakelithium.com Website: www.snowlakeenergy.com	Follow us on Social Media Twitter: www.twitter.com/SnowLakeEnergy LinkedIn: www.linkedin.com/company/snow-lake-energy